Exhibit 21.1

Garrett Motion Inc. (a Delaware corporation)

Significant Subsidiaries

Country	Entity	State
United States	Garrett Transportation I Inc.	DE
Brazil	Honeywell Industria Automotiva Ltda
Switzerland	Honeywell Technologies S.à r.l
India	Honeywell Turbo Technologies (India) Pvt. Ltd
Italy	Honeywell Garrett Italia S.r.l
Japan	Honeywell Japan Inc.
South Korea	Honeywell Korea Ltd
Romania	Honeywell Garrett Srl
Slovakia	Honeywell Turbo s.r.o
France	Honeywell Garrett SAS
China	Honeywell Transportation Investment (China) Co., Ltd.
China	Honeywell Turbo Technologies (Wuhan) Co., Ltd.
China	Honeywell Automotive Parts Services (Shanghai) Co., Ltd.